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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                 FORM T-3


                 APPLICATION FOR QUALIFICATION OF INDENTURE
                   UNDER THE TRUST INDENTURE ACT OF 1939



                            GROVE HOLDINGS, INC.
                            (Name of Applicant)

                          1565 Buchanan Trail East
                         Shady Grove, PA 17256-0021
                  (Address of Principal Executive Offices)

                     SECURITIES TO BE ISSUED UNDER THE
                         INDENTURE TO BE QUALIFIED


          TITLE OF CLASS                                  AMOUNT
      14% Debentures due 2007                        Up to $67,663,362
                                                   aggregate principal amount

         Approximate date of proposed public offering: As soon as practicable after the date of this Application for Qualification.

Name and address of agent for service:              Copies to be sent to:
John W. Lukow                                       Alan G. Straus Esq.
Grove Holdings, Inc.                                Skadden, Arps, Slate,
1565 Buchanan Trail East                            Meagher & Flom
Shady Grove, PA  17256-0021                         4 Times Square
(717) 597-8121                                      New York, New York  10036
                                                    (212) 735-3000

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         1. General Information


             (a)      The applicant is a corporation.

             (b) The applicant was organized under the laws of the State of Delaware, on August 23, 2001.

         2.       Securities Act Exemption Applicable

         Grove Holdings, Inc., a Delaware corporation (the "Corporation") will issue, pursuant to the terms of the Amended Joint Plan of Reorganization of SGPA, Inc. and its affiliated debtors-in-possession (the "Debtors"), as amended (the "Plan") under Title 11 of the United States
Code (the "Bankruptcy Code"), 14% Debentures due 2007 (the "Debentures") following the date on which SGPA, Inc. consummates the Plan (the "Effective Date"). The Debentures will be issued pursuant to an indenture between the Corporation and The Bank of New York, as Trustee (the "Indenture") which is the subject of this application. Capitalized terms used herein, not otherwise defined, have the meaning ascribed to them in the Plan. Pursuant to the Plan, the holders of Class 4 - Bank Group Secured Claims (the "Claims") shall receive in full satisfaction, settlement, release, and discharge of and in exchange for their claims, (i) the New Grove Notes, issued by Grove Worldwide, Inc., anticipated to take the form of a term loan to Grove Worldwide, Inc., as the borrower (ii) the Debentures, referred to in the Plan as the New SGPA Debentures, and (iii) eighty percent (80%) of the outstanding shares of common stock of Grove Investors, Inc., subject to dilution by the issuance of Warrants and the issuance of stock options to management. Pursuant to the Plan, the holders of the Class 4 - Bank Group Secured Claims will then gift five percent (5%) of the outstanding shares of common stock of the Corporation to Grove Investors, Inc., which will then issue those shares of common stock of the Corporation to management.
The Corporation anticipates issuing up to $45,000,000 in Debentures as part of the consideration for the Claims, as well as up to an additional
$22,663,362 in Debentures for the payment of interest. The reorganized
Debtors, or successors thereto, will include the Corporation, which will be a wholly-owned subsidiary of Grove Investors, Inc. (the issuer of the common stock) and will own 100% of the equity of Grove Worldwide, Inc., the borrower under the New Grove Notes.

         The Debentures are to be issued on the later of the Effective Date and the qualification of the Indenture pursuant to this application. A hearing relating to the confirmation of the Plan took place on August 14 and August 15, 2001, before the United States Bankruptcy Court for the Middle District of Pennsylvania (the "Bankruptcy Court"). At that hearing, the Honorable Robert J. Woodside, Chief United States Bankruptcy Judge requested the submission of briefs in relation to certain issues in connection with confirmation of the Plan and scheduled a further hearing for September 12, 2001. At the September 12, 2001 hearing, the Debtors anticipate requesting confirmation of the Plan, including the distribution of the Debentures to the holders of the Claims. The effectiveness of the Plan is subject to confirmation by the Bankruptcy Court.

         The Corporation believes that the issuance of the Debentures is exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") pursuant to Section 1145(a)(1) of the Bankruptcy Code, which exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and "blue sky" laws under circumstances where (i) the securities are issued by a debtor, a debtor's affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization, (ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor, and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor, or are issued principally in such exchange and partly for cash or property. The Corporation believes that the issuance of the Debentures contemplated by the Plan will satisfy these requirements. The Corporation, the issuer of the Debentures, is the parent and therefore an affiliate of the successor to several of the Debtors. The Debentures are being issued pursuant to the Plan in exchange for the Claims. The fact that the Debtors or its affiliates are providing other property in exchange for the Claims is not relevant.

                                AFFILIATIONS

         3. Affiliates

         The Corporation was incorporated on August 23, 2001 in preparation for consumation of the Plan. As of the date of this Application, the Corporation has no outstanding capital stock. In connection with the consummation of the Plan, several of the Debtors will be merged into Grove Worldwide, Inc. which will issue capital stock to the Corporation which, in turn, will issue capital stock to Grove Investors, Inc. Pursuant to the Plan, Grove Investors, Inc. will issue shares of common stock to holders of the claims and certian other holders of claims. The following diagram sets forth the affiliates of the Corporation as of the Effective Date. Each entity is 100% owned by its immediate parent entity as depicted in the diagram.


                                                    Grove
                                               Investors, Inc.
                                                 (Delaware)
                                                      |
                                                      |
                                                    Grove
                                               Holdings, Inc.
                                                 (Delaware)
                                                      |
                                                      |
                                                    Grove
                                               Worldwide, Inc.
                                                 (Delaware)
                                                      |
     -------------------------------------------------|---------------------------------------------------------------
     |                       |                        |                   |                  |                       |
   Grove                   Crane                    Grove           Grove Holdings      Grove Holdings           Grove
Finance LLC           Acquisition Corp              US LLC           Germany GmbH         France SAS         Australia, Ltd
(Delaware)               (Delaware)               (Delaware)         (Dusseldorf)          (Paris)              (Sydney)
                             |
                             |
                          Crane
                       Holdings, Inc                                    Deutsche            Grove
                        (Nebraska)                                     Grove GmbH         France SAS
                                                                     (Wilhelmshaven)        (Cergy)
                             |
                             |
                         National
                        Crane Corp                                       Grove                Delta
                        (Nebraska)                                    Europe, Ltd          Manlift SAS
                                                                      (Sunderland)          (Tonnens)


         The following table sets forth the affiliates of Grove Investors, Inc. as of the Effective Date, including their respective percentages of voting securities, or other bases of control.


                                                     Percentage of Voting
                                                     Securities to be Owned
                                                     on the Effective Date(1)
Carl Marks Management Company............                 8.74%
Oak Hill Securities Fund LP..............                 8.47%
Ark CLS 2000  Limited....................                 7.22%
The Chase Manhattan Bank.................                 6.31%
Executive Officers and Directors
  as a group.............................                 4.99%(2)

(1) Assumes that certain distribution elections are made in connection with the Plan and does not take into account trading in securities of SGPA, Inc., the principal Debtor, between the date of this Application and the Effective Date.

(2) No individual executive officer or director will own more than 2% of the voting securities of Grove Investors, Inc., as of the Effective Date.

                           MANAGEMENT AND CONTROL

         4. Directors and Executive Officers

         The following table lists the names and offices to be held by all directors and executive officers of the Corporation as of the Effective Date. The mailing address for each of the individuals listed in the following table is:

                      c/o Grove Holdings, Inc.
                      1565 Buchanan Trail East
                      Shady Grove, PA  17256-0021

Name                             Office
----                             ------

Jeffry D. Bust...................Director, Chairman and Chief Executive Officer
Stephen L. Cripe.................Vice President and Chief Financial Officer
Keith R Simmons..................Vice President and Secretary
John W Lukow.....................Treasurer
Mark J. Klaiber..................Assistant Secretary

         It is anticipated that additional directors will be appointed to the Corporation's board of directors following the Effective Date. As of the date of this Application, no nominations had been made for such directorships.

         5. Principal Owners of Voting Securities

         As of the date of this Application, the Corporation has no outstanding voting securities. As of the Effective Date, the Corporation will be a wholly owned subsidiary of Grove Investors, Inc., which will own all of the 1,000 shares of common stock of the Corporation to be outstanding on the Effective Date. Grove Investors, Inc. has the same mailing address as the Corporation. It is anticipated that no person will hold more than 10% of the voting securities of Grove Investors, Inc. upon the Effective Date. This assumes that certain distribution decisions are made in connection with the Plan and does not take into account trading in securities of SGPA, Inc. between the date of this Application and the Effective Date.


                                UNDERWRITERS

         6. Underwriters


              (a) No person has acted as underwriter for the Corporation's securities issued in the last three years.

              (b) Not applicable.


                             CAPITAL SECURITIES

         7. Capitalization


              (a) The Corporation was incorporated on August 23, 2001, and, as of the date of this Application, has [no outstanding debt securities or capital stock.] The debt securities and capital stock of the Corporation as of the Effective Date will be as follows:


                                                Amount Authorized      Amount Outstanding
                                                -----------------      ------------------

Capital Stock (in number of shares)

   Common Stock, par  value $1.............             1,000                   1,000


   Preferred Stock, par  value $1..........             1,000                       -

Debt Securities (amount in thousands):

   14% Debentures due 2007.................    $65,661,361.05             $45,000,000


              (b) The holders of the common stock will have one vote per share. Holders of the common stock will have no preemptive, subscription or conversion rights, and the common stock will not be subject to any liability for further assessments. There currently are no shares of any class of preferred stock outstanding nor is it anticipated that any will be issued in connection with the consummation of the Plan. Subject to applicable regulations, the holders of preferred stock would have voting rights as determined by the Corporation's board of directors when, as and if shares of preferred stock are issued by the Corporation. The holders of the Debentures are not entitled to voting rights.


                            INDENTURE SECURITIES

         8. Analysis of Indenture Provisions


         The following is a general description of certain provisions of the Indenture to be qualified and is subject in its entirety by reference to the form of the Indenture to be qualified, filed as Exhibit T3C hereto. Terms used below have the same meanings as in the Indenture.


              (a) Defaults under the Indenture.

         The events of Default set forth in the Indenture include:

              (i) default for 30 days in payment of interest on the Debentures;

              (ii) default in payment of principal or premium, if any when due;

              (iii) failure by the Corporation to (after the specified grace period) to provisions of the Indenture relating to merger, consolidation and sale of assets;

              (iv) failure by the Corporation (after specified notice to it and after the specified grace period), restricted to observe or perform any other covenant, condition or agreement in the Indenture;

              (v) the default under any instrument governing other indebtedness of the Corporation, or its Restricted Subsidiaries (as defined in the Indenture), which (x) shall occur as a result of failure to pay principal at final maturity of such indebtedness (after specified notice to it and after the specified grace period), or (y) which shall result in the declaration of such indebtedness to be due and payable prior to its scheduled maturity, provided, in each case, the aggregate of such indebtedness, together with the principal amount or any other indebtedness under which there has been such failure or default, is at least $5,000,000;

              (vi) the failure by the Corporation, or its Restricted Subsidiaries as specified in the Indenture, to pay final judgments aggregating in excess of $5,000,000, which judgments remain unpaid, not discharged or stayed after a specified grace period; and

              (vii) certain events of bankruptcy or insolvency relating to the Corporation or certain of its subsidiaries as specified in the Indenture.

         The Indenture provides that the Trustee will, within 30 days after the occurrence of a default, give the Debenture holders notice of all uncured defaults known to it, provided that, except in the case of default in the payment of principal of or interest on any of the Debentures, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the Debenture holders.

         In case any Event of Default (as defined in the Indenture) will occur and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Debentures then outstanding, may declare the principal of and all accrued interest on all the Debentures to be due and payable immediately. Such declaration may be rescinded by holders of a majority in principal amount of the Debentures, if all existing Events of Default have been cured or waived and if the rescission would not conflict with any judgment or decree. If the Event of Default is one of the certain events of bankruptcy or insolvency specified in the Indenture to constitute an Event of Default, all outstanding Debentures shall be due and payable immediately without further action or notice.

         Defaults may be waived by the holders of a majority in principal amount of the Debentures, upon the conditions provided in the Indenture, except that such holders may not waive a default in payment of principal, premium or interest on the Debentures that has occurred and has not been cured, however, such holders may rescind an acceleration and its consequences including any related payment default that resulted from such acceleration.

         The Indenture provides that the Corporation will file annually with the Trustee a statement regarding compliance by the Corporation with the terms of the Indenture and specifying any defaults of which the signers may have knowledge.

              (b) Authentication and Delivery of the Debentures.

         The Debentures to be issued under the Indenture may from time to time be executed on behalf of the Corporation by its proper officers and delivered to the Trustee for authentication and delivery in accordance with the Corporation's order and the Indenture. Each Debenture shall be dated the date of its authentication, and no Debenture shall be valid unless authenticated by manual signature of the Trustee, and such signature shall be conclusive evidence that such Debenture has been duly authenticated under the Indenture.

         The Trustee may appoint an authenticating agent acceptable to the Corporation to authenticate Debentures on behalf of the Trustee. Unless limited by the terms of such appointment, an authenticating agent may authenticate Debentures whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as any Security Registrar (as defined in the Indenture) or Paying Agent (as defined in the Indenture) to deal with the Corporation and its Affiliates.

         There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Debentures because the Debentures will be issued as part of an exchange for the Claims pursuant to the Plan.

              (c) Release or Substitution of Property.

         The Corporation's obligations under the Debentures will not be secured by any liens or security interests on any assets of the Corporation, or otherwise. Accordingly, the Indenture does not contain any provisions with respect to the release or the release and substitution of any property subject to such a lien.

              (d) Satisfaction and Discharge of the Indenture.

         The Indenture will be discharged and will cease to be of further effect, when:

              (i) either (1) all the Debentures that have been authenticated (other than Debentures which were destroyed, lost or stolen and which were replaced or paid or Debentures for whose payment money has theretofore been deposited in trust and thereafter repaid to the Corporation) have been delivered to the Trustee for cancellation; or (2) all Debentures that have not been delivered to the Trustee for cancellation have become due and payable, by reason of the making of a notice of redemption or otherwise, or will become due and payable within one year, and the Corporation has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust, cash in U.S. dollars, non-callable Government Securities (as defined in the Indenture), or a combination thereof, sufficient to pay and discharge the entire indebtedness on the Debentures not delivered to the Trustee for cancellation, including the principal of, premium, if any, and accrued interest on such Debentures to the date of maturity or redemption;

              (ii) no Default (as defined in the Indenture) or Event of Default (as defined in the Indenture) shall have occurred and be continuing on the date of such deposit, or shall occur as a result of such deposit and such deposit will not result in a breach, violation or default under any other instrument binding the Corporation;

              (iii) the Corporation has paid or caused to be paid all other sums payable under the Indenture by the Corporation; and

              (iv) the Corporation has delivered to the Trustee an Officers' Certificate (as defined in the Indenture) and an Opinion of Counsel (as defined in the Indenture) each stating that all conditions precedent relating to the satisfaction and discharge of the Indenture have been complied.

         Any money deposited with the Trustee, or any Paying Agent (as defined in the Indenture), or then held by the Corporation, in trust for the payment of the principal of, premium, if any, or interest on any Debenture and remaining unclaimed for two years after such principal and premium, if any, or interest has become due and payable shall promptly be paid to the Corporation on the Corporation's request, or (if then held by the Corporation) shall be discharged from such trust; and the holder of such Debenture shall thereafter, as an unsecured general creditor, look only to the Corporation for payment thereof, and all liability of the Trustee with respect to such trust money, and all liability of the Corporation as trustee thereof, shall cease, provided, however, that the Trustee, before being required to make any such repayment, may at the expense of the Corporation cause to be published once, in The Wall Street Journal (national edition), notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such notification, publication and mailing, any unclaimed balance of such money then remaining will promptly be repaid to the Corporation.

              (e) Evidence of Compliance with Conditions.

         The Indenture requires that Corporation will deliver to the
Trustee:

              (i) within 90 days after the end of each fiscal year, an Officer's Certificate signed by two Officer's of the Corporation (as defined in the Indenture), one of whom shall be the principal executive officer, principal financial officer, the treasurer or the principal accounting officer of the Corporation, stating that a review of the activities of the Corporation and its Restricted Subsidiaries (as defined in the Indenture) during such year has been made and that, to the best of his or her knowledge, the Corporation has fulfilled all of its obligations and is in compliance with all conditions and covenants under the Indenture and is not in default of any terms, provisions and conditions of there Indenture (or, if a Default or Event of Default has occurred, a description each Default or Event of Default and describing any actions the Corporation is taking or proposes to take with respect thereto), and stating that, to the best of his or her knowledge, no event has occurred and remains in existence by reason of which payments on account of the principal or interest on the Debentures is prohibited (or, if such event has occurred, a description of the event and any actions the Corporation is taking or proposes to take with respect thereto; and

              (ii) forthwith upon any Officer becoming aware of any Default or Event of Default, an Officer's Certificate specifying such Default or Event of Default and what action the Corporation is taking or proposes to take with respect thereto.

         Upon any request or application by the Corporation to the Trustee to take any action under the Indenture, the Corporation is required to furnish to the Trustee an Officer's Certificate and an Opinion of Counsel to the effect that all conditions precedent and covenants, if any, provided for in the Indenture relating to the proposed actions have been satisfied.


              9. Other Obligors

         None.

         Contents of Application for Qualification. This application for qualification comprises:

              (a) Pages numbered 1 to [ ] consecutively.

              (b) The statement of eligibility and qualification on Form T-1 of The Bank of New York, as Trustee under the Identure to be qualified (included as Exhibit 25.1 hereto).

              (c) The following Exhibits in addition to those filed as part of the statement of eligibility and qualification of such Trustee:


         Exhibit T3A      -  Certificate of Incorporation of Grove Holdings,
                             Inc.

         Exhibit T3B      -  Proposed Bylaws of Grove Holdings, Inc.

         Exhibit T3C      -  Form of Indenture  between Grove  Holdings,  Inc.,
                             and The Bank of New York, as Trustee.

         Exhibit T3E      -  (1) Amended  Disclosure  Statement  with  Respect
                             to Joint Plan of  Reorganization  of SGPA, Inc.
                             and Certain Affiliates (including the Plan which is an exhibit thereto).

         Exhibit T3F      -  Cross-reference sheet (included as part of Exhibit
                             T3C).

         Exhibit 25.1     -  Form T-1 qualifying The Bank of New York as
                             Trustee under the Indenture to be qualified.


                                 SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Grove Holdings, Inc., a corporation organized and existing under the laws of State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York, New York on September 4, 2001.


                                         GROVE HOLDINGS, INC.


                                   By:  /s/ Jeffry D. Bust
                                        ---------------------------------------
[SEAL]                                  Name:  Jeffry D. Bust
                                        Title:  Chairman and Chief Executive
                                                Officer


Attest:


/s/ Mark Klaiber
---------------------------------------
Name:  Mark Klaiber
Title: Director of Legal Affairs